Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	5 January 2007	*No of sheets:*	*1*

SUPPL

Current report 1/2007

The Management Board of KGHM Polska Miedź S.A. hereby announces the dates of publication of the following periodic reports in 2007:

07020261

1. Quarterly reports:
   - for Q4 2006 - 14 February 2007
   - for Q1 2007 - 7 May 2007
   - for Q2 2007 - 6 August 2007
   - for Q3 2007 - 5 November 2007

2. Consolidated quarterly reports:
   - for Q4 2006 - 1 March 2007
   - for Q1 2007 - 15 May 2007
   - for Q2 2007 - 14 August 2007
   - for Q3 2007 - 14 November 2007

PROCESSED
JAN 1 6 2007
THOMSON FINANCIAL

RECEIVED
2007 JAN -5 A 6:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. Half-year report for H1 2007 - 28 September 2007
4. Consolidated half-year report for H1 2007 - 31 October 2007
5. Annual report for 2006 - 12 March 2007
6. Consolidated annual report for 2006 - 24 April 2007

Legal basis: § 100 sec. 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

1/11

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Marek Fusiński